QWICK MEDIA INC.
 (the “Company”)
Management’s Discussion and Analysis of Operations
 for the three and nine months ended September 30, 2016
November 28, 2016

INTRODUCTION
In this management’s discussion and analysis (“MD&A”), unless otherwise stated, references to “we”, “us”, “our”, the “Company”, and similar terms, refer to Qwick Media Inc., a Cayman Islands corporation, and include, where applicable, our wholly-owned subsidiary, Qeyos Ad Systems Inc. (“Qeyos”), a British Columbia corporation, and its wholly-owned subsidiary, Wuxi Xun Fu Information Technology Co., Ltd. (“Wuxi”), a company incorporated under the laws of the People’s Republic of China (the “PRC”), through which the majority of our operations are conducted.
This MD&A is a review of our operations, current financial position and outlook and should be read in conjunction with the Company’s unaudited consolidated financial statements for the three and nine months ended September 30, 2016 and the Company’s audited consolidated financial statements for the year ended December 31, 2015. Readers are encouraged to review the Company’s financial statements in conjunction with this document, copies of which are filed on the SEDAR website at www.sedar.com. The Company prepares its financial statements in accordance with generally accepted accounting principles in the United States. All dollar figures included herein are quoted in U.S. dollars unless otherwise noted. This discussion and analysis is prepared as of November 28, 2016.

FORWARD-LOOKING INFORMATION

This MD&A includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, and therefore are, or may be deemed to be, “forward-looking information” or “forward-looking statements”. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “seeks”, “projects”, “intends”, “plans”, “may”, “will” or “should”, or their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this annual report. Such risks include, but are not limited to: a renewed downturn in international economic conditions; our reliance on key management; our ability to obtain the financing needed to pursue our plan of operations; any adverse occurrence with respect to the development or marketing of our technology; any adverse occurrence with respect to any of our licensing agreements; our ability to successfully bring products to market; fluctuations in the availability and cost of materials required to produce our products; any adverse occurrence with respect to distribution of our products; potential negative financial impact from claims, lawsuits and other legal proceedings or challenges; and other factors beyond our control. See the section entitled “Risk Factors” for a complete list of risks relating to an investment in our company.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements are based on assumptions that management believes are reasonable, which include, but are not limited to, assumptions with respect to our future growth potential, results of operations, future prospects and opportunities, execution of our business strategy, maintaining a stable workforce, there being no material variations in the current tax and regulatory environments, future levels of indebtedness, and current economic conditions remaining unchanged, readers are cautioned that forward-looking statements are not guarantees of future performance and that actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this annual report. In addition, even if our results are consistent with the forward-looking statements contained in this annual report, those results or developments may not be indicative of results or developments in the future.

Any forward-looking statements in this MD&A speak only as of the date of such statements, and we do not undertake any obligation to update such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by applicable laws. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.

OVERALL PERFORMANCE

We are engaged in the business of developing interactive proprietary software for digital media applications and integrating it with hardware. We primarily integrate our proprietary touchscreen software products as user interfaces (“UIs”) and customer management systems with flat LCD/LED screens, and computer hardware and related peripherals and enclosures provided by third parties, in the expectation of generating recurring fees under end-user licenses. Our software development business is based in Burnaby, British Columbia, Canada.
Our customer management system (“CMS”) technology can be used to create incremental revenue in the digital out of home (“DOOH”) signage industry. Therefore, our secondary business strategy is to provide our clients with advertising opportunities through self-service interactive digital kiosks, interactive window displays, interactive transit displays and other interactive out-of-home advertising displays, such as digital wallscapes, spectaculars and mall displays that we plan to operate in North American advertising markets.
Our touch-screen interactive kiosks and smart displays support mobile software applications (“Apps”) and iPhone/smart phone integration, while enabling users to access relevant information, such as interactive directories, way-finding, promotion incentives, coupons and other instant, on-demand media.
The principal market for our products is North America. Our CMS technology is intended to support mobile Apps and iPhone/smart phone integration, while enabling our clients’ customers to access relevant information and self-service their needs through interactive directories, way-finding, coupons and other instant, on-demand media. We focus our business development on creating opportunities to deploy private channel solutions for large box retailers to empower them to offer private channel digital marketing into high traffic, public spaces; thus, empowering advertisers to target and engage audiences where and when they shop and socialize.
We incurred increased expenses to fund final development of our proprietary software and deployment of the results of that work on a proof of technology pilot program that was undertaken at various locations of a large U.S. based retailer between August 2012 and April 2014. This pilot program was undertaken in lieu of pursuing other smaller scaled sales opportunities. We expect our revenue will increase and our expenses will decrease while we commence the full scale market release of our product offering into established third party sales distribution channels, using the internet as an alternative to the past costs incurred to employ an internal sales staff. In addition, having reached successful completion of our technology pilot program in the U.S., we must identify new opportunities to enter negotiations for definitive agreements that are expected to enable us to monetize such opportunities for advertisers to utilize our proprietary interactive touch screen technologies in the large retailer arena. While we have taken steps to reduce the size of our internal sales staff, we intend to maintain our current number of programming employees to oversee sales deployment of our completed software products.
On March 20, 2015, our common shares were listed for trading on the Canadian Securities Exchange under the symbol “QMI”.
On March 20, 2015, we announced a change of our registrar and transfer agent from Empire Stock Transfer Inc. to VStock Transfer, LLC, which is now our primary transfer agent. We also announced the appointment of TMX Equity Transfer Services as our co-transfer agent and registrar for Canadian purposes in connection with the listing of our common shares on the Canadian Securities Exchange.

On April 30, 2015, Qeyos purchased all assets of Safestar Products Company Limited (doing business as “WaterFillz®) including certain intellectual property, such as the trade name “Waterfillz”, for $115,817 (CAD $142,000). In 2016 we achieved rentals of these kiosks of $12,650 (2015 - $5,140) and subsequent to September 30, 2016, we achieved sales of these kiosks of $21,350 (2015 - $33,850).
On August 5, 2015, the Company announced a private placement financing of convertible debentures to raise gross proceeds of up to $3,000,000. The debentures will be secured by a charge over all of the assets of the Company and its wholly-owned subsidiary, Qeyos Ad Systems Inc., will bear interest at the rate of 10% per annum (“Interest”) and will have a maturity date of three years from the date of issuance. The debentures will be convertible, at the option of the holder, into common shares of the Company at a conversion price of CAD$0.20 per share, subject to adjustment. In addition, 20% of the proceeds received by the Company from the sale of each debenture will be placed in a segregated escrow bank account by the Company, to be used solely to pay interest payable per annum on the principal amount of such debenture (“Interest Reserve Account”), unless waived by the applicable subscriber.  The closing of the first tranche of this financing, which continues to be expected to close in multiple tranches, is to be determined.
Effective April 30, 2016 we largely ceased conducting on-going software development operations under our Wuxi subsidiary.  Our Wuxi offices have been closed to reduce operating costs. We maintain outsourcing agreements with two of our former Wuxi employees for software development, who are now independent contractors.
As of the date of this MD&A, we have completed development of our CMS for use on interactive touch screen hardware. The CMS has been tested and proven to improve the ease of use, presentation, and delivery of a wide variety of client based information to those within an organization or to a public audience. It can also be combined with high utility self-service kiosks, such as secure mobile phone charging stations. The CMS is now ready to be marketed and distributed to information technology resellers and consumers around the world.
After rigorous customer use, our proof of technology deployments have been successfully completed with Hilton and Hyatt hotels located in Santa Clara, California. We are now awaiting the approval of both hotel chains to add us to their approved vendor lists, to open the way to potential further deployments in the United States and abroad.
In September 2016, we successfully completed our first major retailer kiosk purchase order for 85 kiosks in which our interactive digital kiosks were installed in 75 London Drugs® retailer locations across Western Canada to support their LD-Extras™ customer loyalty and reward based marketing programs.  We expect to receive purchase orders from London Drugs® to add additional software and hardware features to these existing kiosks, which will enable the kiosks to do more to enhance their in-store customer shopping experience.
Our sales and marketing focus continues with respect to apparent opportunities to work with universities, hotels, and in the hospitality and retail industries.
As at September 30, 2016, we had a working capital deficiency of $8,354,361 (December 31, 2015: $7,651,565) and cash of $21,425 (December 31, 2015: $60,161). We expect to incur further losses in the development of our business, which casts substantial doubt on our ability to continue as a going concern. For additional information with respect to the results of our operations for 2016 as compared to 2015, see the section entitled “Discussion of Operations”.

SELECTED ANNUAL INFORMATION

The following table sets out selected financial information for each of our three most recently completed financial years ended December 31, 2015:

	December 31, 2015 ($)	December 31, 2014 ($)	December 31, 2013 ($)
Total revenue	459,125	89,526	110,553
Net loss	1,205,039	2,119,472	2,646,828
Loss per share (basic and diluted)	0.02	0.03	0.04
Total assets	501,581	613,603	693,420
Total non-current financial liabilities	NIL	NIL	NIL

SUMMARY OF QUARTERLY RESULTS

The following table sets out selected financial information for the Company for its eight most recent quarters:

	September 30, 2016 ($)	June 30, 2016 ($)	March 31, 2016 ($)	December 31, 2015 ($)
Revenues	472,486	35,130	18,090	430,547
Operating expenses	531,439	293,522	467,698	521,739
Net loss	58,871	258,363	449,589	91,186
Loss per share (basic and diluted)	0.00	0.00	0.01	0.00

	September 30, 2015 ($)	June 30, 2015 ($)	March 31, 2015 ($)	December 31, 2014 ($)
Revenues	12,928	2,145	13,505	42,397
Operating expenses	259,172	520,949	362,712	289,019
Net loss	246,167	521,929	345,757	242,528
Loss per share (basic and diluted)	0.00	0.01	0.00	0.00

DISCUSSION OF OPERATIONS

Three Months Ended September 30, 2016 Compared to the Three Months Ended September 30, 2015

The Company generated $472,486 in revenue during the three months ended September 30, 2016 compared to $12,928 during the three months ended September 30, 2015, an increase of $459,558, primarily due to the increase in sales of interactive kiosks of $447,434 (2015 - $Nil).  Our trailing revenue for the past twelve months in sales was $956,253.
The Company’s expenses increased from $259,172 during the three months ended September 30, 2015 to $531,439 during the three months ended September 30, 2016, an increase of $272,267. The increase was mainly attributable to increases in inventory costs of $276,914 (from $13,010 in 2015 to $289,924 in 2016).

Net loss decreased by $187,296 from $246,167 during the three months ended September 30, 2015 to $58,871 during the three months ended September 30, 2016. The decreased net loss is mainly due to an increase in revenue of $459,558 less increase in expenses of $272,267; both changes are explained in the two preceding paragraphs.
The Company’s total assets increased by $99,862 (from $501,581 as at December 31, 2015 to $601,443 as at September 30, 2016) due primarily to: (1) an increase in receivables of $93,779 (from $172,030 at December 31, 2015 to $265,809 at September 30, 2016); and (2) an increase in inventory of $71,306 (from $101,009 at December 31, 2015 to $172,315 at September 30, 2016); offset by: (3) a decrease in cash of $38,736 (from $60,161 at December 31, 2015 to $21,425 at September 30, 2016); and (4) a decrease in prepaid expenses of $19,899 (from $39,198 at December 31, 2015 to $19,299 at September 30, 2016).
The Company’s total liabilities increased by $809,246 (from $8,023,963 at December 31, 2015 to $8,833,209 at September 30, 2016). The increase in total liabilities was due to: (1) an increase of $224,897 in amounts due to related parties (from $6,663,086 at December 31, 2015 to $6,887,983 at September 30, 2016); (2) an increase of $556,822 in loans payable to related parties (from $419,050 at December 31, 2015 to $975,872 at September 30, 2016); and (3) an increase in deferred revenue of $28,432 (from $Nil at December 31, 2015 to $28,432 at September 30, 2016).
The tables set out under the heading “Additional Disclosure for Venture Issuers without Significant Revenue” set out the components of the Company’s expenses for the nine months ended September 30, 2016.

Nine Months Ended September 30, 2016 Compared to the Nine Months Ended September 30, 2015

The Company generated $525,706 in revenue during the nine months ended September 30, 2016 compared to $28,578 during the nine months ended September 30, 2015, an increase of $497,128. The reasons for the increase in revenue were (a) an increase in sales of interactive kiosks of $447,434 (from $Nil in 2015 to $447,434 in 2016); (b) an increase in miscellaneous revenue of $32,817 (from $3,502 in 2015 to $36,319 in 2016); (c) an increase in licensing revenues of $14,161 (from $2,897 in 2015 to $17,058 in 2016); and (d) an increase in kiosk rental revenues of $7,515 (from $5,141 in 2015 to $12,656 in 2016); offset by (e) a decrease in sale of charging stations of $1,837 (from $6,811 in 2015 to $4,974 in 2016); and (f) a decrease in software and related work of $2,962 (from $10,227 in 2015 to $7,265 in 2016).
The Company’s expenses increased from $1,142,833 during the nine months ended September 30, 2015 to $1,292,659 during the nine months ended September 30, 2016, an increase of $149,826. The increase was mainly attributable to increases in: (a) inventory costs of $280,203 (from $37,298 in 2015 to $317,501 in 2016); and (b) foreign exchange losses of $399,603 (from a gain of $259,844 in 2015 to a loss of $139,759 in 2016); offset by decreases in (c) salaries, wages and benefits of $221,167 (from $651,910 in 2015 to $430,743 in 2016); (d) interest and bank charges of $100,696 (from $104,842 in 2015 to $4,146 in 2016); (e) management fees of $93,143 (from $129,077 in 2015 to $35,934 in 2016); (f) office and administrative expenses of $54,285 (from $128,789 om 2015 to $74,504 in 2016); and (g) professional fees of $52,409 (from $56,750 in 2015 to $4,341 in 2016).
Net loss decreased by $347,030 (from $1,113,853 during the nine months ended September 30, 2015 to $766,823 during the nine months ended September 30, 2016). The decrease in net loss is mainly due to an increase in revenue of $497,128 less decreased expenses of $149,826; both changes of which are explained in the two preceding paragraphs.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The Company has generated minimal revenues since incorporation and it does not have any real property interests. The following table sets out the components of the Company’s general and administrative expenses for the nine months ended September 30, 2016 as compared to the nine months ended September 30, 2015:

	Nine months ended September 30,
	2016	2015
	(Unaudited)	(Unaudited)
Advertising and promotion	$12,344	$2,107
Amortization	17,997	9,324
Consulting fees	140,991	137,329
Filing fees	12,761	17,358
Foreign exchange	139,759	(259,844)
Interest and bank charges	4,146	104,842
Inventory costs	317,501	37,298
Management fees	35,934	129,077
Office and administrative	74,504	128,789
Professional fees	4,341	56,750
Rent	95,552	112,437
Salaries, wages and benefits	430,743	651,910
Travel	6,086	15,456
Total Expenses	$1,292,659	$1,142,833

LIQUIDITY AND CAPITAL RESOURCES

The following table sets out the components of the Company’s liquidity and capital resources at September 30, 2016 as compared to December 31, 2015:

	September 30, 2016	December 31, 2015
	(Unaudited)	(Audited)
Cash	$21,425	$60,161
Working deficit	$(8,354,361)	$(7,651,565)
Total assets	$601,443	$501,581
Total liabilities	$8,833,209	$8,023,963

The Company’s working capital deficit increased by $702,796 (from a deficit of $7,651,565 at December 31, 2015 to a deficit of $8,354,361 at September 30, 2016) as a result of increases in amounts due to related parties, loans payable to related parties and deferred revenue.

Anticipated Cash Requirements

We anticipate that we will require the following funds to conduct our plan of operations over the next twelve months:

1.	$200,000 in connection with expansion of further or alternative technology pilot programs in Canada and the United States;
2.	$100,000 in connection with locating, evaluating and negotiating potential business opportunities; and
3.	$1,700,000 for operating expenses.

As we have not generated significant revenues from our operations to date, we expect we will need to raise additional financing through the issuance of equity or debt or via shareholder loans from our president. We require approximately $2,000,000 per year to maintain software development operations at their current level and to fund the costs attributed to wages, rents and general and administrative expenses.

Operating Activities

Operating activities used cash of $584,149 during the nine months ended September 30, 2016 (2015 – $400,096), an increase in the use of cash of $184,053. This increase was primarily due to: (1) an net increase in uncollected receivables of $297,334 (from a net increase in receivables collected of $203,555 in 2015 to a net increase in uncollected receivables of $93,779 in 2016); (2) an increase in payables paid of $97,669 (from a $96,764 increase in unpaid payables in 2015 to a $905 in paid payables in 2016); and (3) a decrease in accrued dividends payable of $101,398 (from $101,398 in 2015 to $Nil in 2016); offset by a decrease in net loss of $347,030 (from $1,113,853 in 2015 to $766,823 in 2016.

Investing Activities

During the nine months ended September 30, 2016, we used cash of $11,409 as compared to $29,949 in 2015: a decrease of $18,540.  Cash was used to purchase property and equipment of $11,409 (2015 - $29,949 = $2,099 purchase of property and equipment, plus $27,850 for the acquisition of a business).

Financing Activities

Financing activities consisted of $556,822 cash received from loans payable to related parties in the nine months ended September 30, 2016 (2015 – $433,028).

Going Concern

Due to the uncertainty of our ability to meet our current operating and capital expenses, in their report on our annual financial statements for the year ended December 31, 2015, our independent auditors included an explanatory paragraph regarding concerns about our ability to continue as a going concern. There is substantial doubt about our ability to continue as a going concern as the continuation of our business is dependent upon our achieving a profitable level of operation. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current shareholders, and obtaining debt financing, assuming such financing would be available, will increase our liabilities and future cash commitments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no significant off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its financial condition, changes in financial position, revenues and expenses, results of operations, liquidity, capital expenditures or capital resources that are material to shareholders.

RELATED PARTY TRANSACTIONS

During the nine-month period ended September 30, 2016, the Company carried out a number of transactions with related parties in the normal course of business. These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following are related party transactions and amounts owing at September 30, 2016 that are not otherwise disclosed elsewhere:
For the nine months ended September 30, 2016, the Company paid management fees of $35,934 (2015 – $129,077) to companies controlled by officers and directors of the Company; and salaries of $102,128 (2015 - $35,595) to a director of the Company and spouse.
For the nine months ended September 30, 2016, the Company recorded share-based compensation of $57,439 (2015 - $123,882) as consulting fees paid to directors and officers.
As of September 30, 2016, $6,887,983 (December 31, 2015 – $6,663,086) were owed to a director and companies controlled by that director.  The amounts owed are unsecured, non-interest bearing and due on demand.
As of September 30, 2016, the Company recorded in accounts payable and accrued liabilities:  (i) $7,205 (December 31, 2015 – $6,828) owed to a company controlled by a director; (ii) $2,001 (December 31, 2015 – $7,586) owed to a company controlled by an officer; (iii) $3,781 (December 31, 2015 – $3,583) owed to a director of the Company; and (iv) $Nil (December 30, 2015 – $1,798) owed to an officer of the Company.  The amounts owed are unsecured, non-interest bearing and due on demand.
As at September 30, 2016, $190,600 (CAD $250,000) (December 31, 2015 – $180,625 (CAD $250,000)) had been advanced by the President of the Company; and $785,272 (CAD $1,030,000) (December 31, 2015 – $238,425 (CAD $330,000)) were advanced by several directors of the Company.  The advances are unsecured, non-interest bearing and due on demand.  The Company intends to secure the advances through the issuance of convertible debentures.
These transactions were in the normal course of operations. Neither we, nor any of our subsidiaries, have made any loans to or for the benefit of any associates, major shareholders, key management personnel, or their families or related companies.

PROPOSED TRANSACTIONS

Other than as set forth below, the Company has no proposed transaction as of the date of this MD&A.
On August 5, 2015, the Company announced a private placement financing of convertible debentures to raise gross proceeds of up to CAD$3,000,000. The debentures will be secured by a charge over all of the assets of the Company and its wholly-owned subsidiary, Qeyos Ad Systems Inc., will bear interest at the rate of 10% per annum (“Interest”) and will have a maturity date of three years from the date of issuance. The debentures will be convertible, at the option of the holder, into common shares of the Company at a conversion price of CAD$0.20 per share, subject to adjustment. In addition, 20% of the proceeds received by the Company from the sale of each debenture will be placed in a segregated escrow bank account by the Company, to be used solely to pay interest payable per annum on the principal amount of such debenture (“Interest Reserve Account”), unless waived by the applicable subscriber.

RECENT ACCOUNTING PRONOUNCEMENTS

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update ("ASU") 2014-8, Presentation of Financial Statements and Property, Plant and Equipment: Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.  The core principle of the guidance raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the new definition of a discontinued operation.  The amendments in this ASU are effective prospectively for disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years.  Early adoption is permitted but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance.  The Company’s January 1, 2015 adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which modifies how all entities recognize revenue, and consolidates into one ASC Topic (ASC Topic 606, Revenue from Contracts with Customers) the current guidance found in ASC Topic 605, Revenue Recognition, and various other revenue accounting standards for specialized transactions and industries. The core principle of the guidance is that “an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” In achieving this objective, an entity must perform five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations of the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 also clarifies how an entity should account for costs of obtaining or fulfilling a contract in a new ASC Subtopic 340-40, Other Assets and Deferred Costs - Contracts with Customers.
ASU 2014-09 is effective for public companies for annual periods beginning after December 15, 2016 and interim periods within those annual periods, and early adoption is not permitted. ASU 2014-09 may be applied using either a full retrospective approach, in which all years included in the financial statements are presented under the revised guidance, or a modified retrospective approach. Under the modified retrospective approach, financial statements will be prepared using the new standard for the year of adoption, but not for prior years. Under this method, entities will recognize a cumulative catch-up adjustment to the opening balance of retained earnings at the effective date for contracts that still require performance by the company and disclose all line items in the year of adoption as if they were prepared under the old revenue guidance. The Company will adopt ASU 2014-09 on January 1, 2017 and is currently evaluating the impact that this adoption will have on the consolidated financial statements. At this time, the Company has not determined the transition method that will be used.
In June 2014, the FASB issued ASU 2014-12, Compensation – Stock Compensation: Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period.  The core principle of the guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period should be treated as a performance condition.  The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015.  Early adoption is permitted.  Entities may apply the amendments in ASU 2014-12 either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter.  The Company does not expect this update to have a material impact on its consolidated statements.
In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The update provides GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and about related footnote disclosures.  The amendments in this update are effective for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter.  Early adoption is permitted.  The Company does not expect this update to have a material impact on its consolidated financial statements.
In November 2014, the FASB issued ASU 2014-17, Business Combinations (Topic 805) – Pushdown Accounting.  The amendments in this update provide an acquired entity with an option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity.  The amendments in this update became effective on November 18, 2014.  After the effective date, an acquired entity could make an election to apply the guidance to future change-in-control events or to its most recent change-in-control event.  However, if the financial statements for the period in which the most recent change-in-control event occurred already have been issued or made available to be issued, the application of this guidance would be a change in accounting principle.  The Company does not expect this update to have a material impact on its financial statements.
In April 2015, the FASB issued ASU 2015-03 Simplifying the Presentation of Debt Issuance Costs. This update requires capitalized debt issuance costs to be classified as a reduction to the carrying value of debt rather than a deferred charge, as is currently required. This update will be effective for the Company for all annual and interim periods beginning after December 15, 2015 and is required to be adopted retroactively for all periods presented, and early adoption is permitted. The Company is currently evaluating the expected impact of this new accounting standard on its financial statements.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date". The amendments in ASU 2015-14 defer the effective date of ASU 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.
In August 2015, the FASB issued ASU 2015-15, "Interest - Imputation of Interest (Subtopic 835-30) - Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements". On April 7, 2015, the FASB issued ASU 2015-03, Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which requires entities to present debt issuance costs related to a recognized debt liability as a direct deduction from the carrying amount of that debt liability. Given the absence of authoritative guidance within ASU 2015-03 for debt issuance costs related to line-of-credit arrangements, the SEC staff stated that they would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.
In September 2015, the FASB issued ASU 2015-16, "Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments". The amendments in ASU 2015-16 require that an acquirer recognize adjustments to estimated amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments require that the acquirer record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the estimated amounts, calculated as if the accounting had been completed at the acquisition date. The amendments also require an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the estimated amounts had been recognized as of the acquisition date. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.
In November 2015, the FASB issued ASU 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes". The amendments in ASU 2015-17 eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments in this ASU are effective for public business entities for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The amendments may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.
In January 2016, the FASB issued ASU 2016-01, "Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities." The amendments in ASU 2016-01, among other things, requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables); eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost. The amendments in this ASU are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. In addition, the new guidance permits early adoption of the provision that exempts private companies and not-for-profit organizations from having to disclose fair value information about financial instruments measured at amortized cost. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

RISK FACTORS

Much of the information included in this annual report includes or is based upon estimates, projections or other “forward-looking statements”. Such forward-looking statements include any projections or estimates made by our company and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Such estimates, projections or other forward-looking statements involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward-looking statements.
Our common shares are considered speculative. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our company and our business before purchasing any shares of our company. Our business, operating results and financial condition could be harmed due to any of the following risks.
Risks Relating to our Business
We currently do not generate significant revenue from operations and, as a result, we face a high risk of business failure.
We have generated minimal revenues from our planned operations to date. Our ability to generate revenues from planned advertising sales depends largely on our ability to provide a large interactive network of digital kiosks and digital TV screens that show our programs in high traffic locations at trade- show exhibitions, large retail stores and shopping malls, hotels and other locations. This, in turn, requires that we obtain specialized broadcast interactive television (“micro-broadcast”) contracts or concession rights contracts in order to operate our business. In order to generate significant revenues, we will incur substantial expenses in the development of our business. We therefore expect to incur significant losses in the foreseeable future. We recognize that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate material operating revenues or achieve profitable operations in the future.
If we are not able to effectively protect our intellectual property, our business may fail.
Our success will be dependent on our ability to protect and develop our technology; however, we have not yet obtained any patents or trademarks other than our U.S. trade name “Qwick Media”. We completed our registration of the U.S. trade-name “Qwick Media”, which was issued on September 20, 2011 under number 4,029,739. In addition, we completed registration of our Canadian trade name “Qwick Deal” under registration number TMA885273 on September 14, 2014. The U.S. registration of “Qwick Deal” was completed on January 20, 2015 under registration number 4,673,680. If we are unable to secure trademark and patent protection for our intellectual property in the future or that protection is inadequate for future products, our business may be materially adversely affected. Further, there is no assurance that our interactive kiosks and displays or other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business.

Our limited operating history may not provide an adequate basis to judge our future prospects and results of operations.
Our limited operating history may not provide a meaningful basis for readers to evaluate our business, financial performance and prospects. It is also difficult to evaluate the viability of our plan to implement an interactive digital media micro-broadcast network and other advertising media dedicated to the digital out-of-home (“DOOH”) advertising sector because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. It may be difficult for readers to evaluate our senior management team and their effectiveness, on an individual or collective basis, and their ability to address future challenges to our business.
If advertisers or the viewing public do not accept, or lose interest in, our planned interactive digital media network, we may be unable to generate sufficient cash flow from our operating activities, and our prospects and results of operations could be negatively affected.
The market for interactive digital media networks in North America is relatively new and its potential is uncertain. Our success depends on the acceptance of our interactive digital media network by advertising clients and agencies and their continuing and increased interest in this medium as a component of their advertising strategies. If we are not able to adequately track consumer responses to our programs, in particular tracking the demographics of consumers most receptive to interactive advertising, we will not be able to provide sufficient feedback and data to existing and potential advertising clients to help us generate demand and determine pricing. Without improved market research, advertising clients may reduce their use of interactive advertising and instead turn to more traditional forms of advertising that have more established and proven analytical methods of tracking effectiveness. If a substantial number of advertisers lose interest in advertising on our planned micro-broadcast digital media networks for these or other reasons, or become unwilling to purchase advertising time slots on our planned network, we will be unable to generate sufficient revenues and cash flow to operate our business, and our revenues, prospects and results of operations could be negatively affected.
We may depend on third-party program producers to provide the non-advertising content that we include in our interactive programs. Failure to obtain high-quality content on commercially reasonable terms could materially reduce the attractiveness of our micro-broadcast network, harm our reputation and cause our planned revenues to be unrealized or to decline.
We are planning for the majority of our interactive digital kiosks and TV screens to mix advertising and non-advertising content. We do not produce or create any of the non-advertising content included in our programs. All of the non-advertising content is provided by third-party content providers, such as local television stations and television production companies. There is no assurance that we will be able to obtain non-advertising content on satisfactory terms, or at all. If we fail to obtain a sufficient amount of high-quality content on a cost-effective basis, advertisers may find advertising on our micro-broadcast networks unattractive and may not wish to purchase advertising time slots on our network, which would materially and adversely affect our ability to generate revenues from our advertising time slots and cause our revenues to decline and our business and prospects to deteriorate.

Because we may rely on third-party agencies to help source advertising clients, our failure to retain key third-party agencies or attract additional agencies on favorable terms could materially and adversely affect our revenue growth.
We plan to engage third-party agencies to assist us in sourcing advertising clients from time to time. We do not have any long-term or exclusive agreements with these agencies, and cannot assure that we will obtain or continue to maintain favorable relationships with them. If we fail to obtain and retain key third party agencies or attract additional agencies, we may not be able to secure or retain advertising clients or attract new advertisers or advertising agency clients, and our business and results of operations could be materially adversely affected.
Because we may be dependent on a limited number of customers for a significant portion of our revenues, we may be vulnerable to the loss of major customers or delays in payments from these customers.
Given our limited operating history and the rapid growth of our industry, we may be dependent on a small number of customers. If we fail to sell our services to one or more key customers in any particular period, or if a large customer purchases less of our services or fails to purchase additional advertising time on our micro-broadcast networks, our revenues could be unrealized or could decline and our operating  results  could  be  adversely  affected.  In addition, the dependence on a small number of customers could leave us more vulnerable to delays in payments from these customers. If one of our larger customers is significantly delinquent with their payments, our financial condition may be materially and adversely affected.
We face significant competition in the global advertising industry, and if we do not compete successfully against new and existing competitors in North America, we may lose our market share, and our intended profitability may be adversely affected.
We face significant competition in the global advertising industry. We compete for advertising clients primarily on the basis of network size and coverage, location, price, the quality of our programs, the range of services that we offer and brand recognition. Significant competition could reduce our planned operating margins and profitability and result in a loss of intended market share. Some of our existing and potential competitors may have competitive advantages, such as significantly greater brand recognition, financial, marketing or other resources, and may be able to mimic and adopt our business model. In addition, several of our competitors have significantly larger advertising networks than we do, which gives them an ability to reach a larger number of overall potential consumers and which make them less susceptible to downturns in particular sectors, such as the interactive sector. Moreover, significant competition will provide advertisers with a wider range of media and advertising service alternatives, which could lead to lower prices and decreased revenues, gross margins and profits. We cannot assure you that we will be able to successfully compete against new or existing competitors.
Future acquisitions may have an adverse effect on our ability to manage our business.
We may acquire businesses, technologies, services or products which are complementary to our core interactive digital media network business. Future acquisitions may expose us to potential risks, which could have a material and adverse effect on our ability to manage our business, our revenues and net income. Further, we may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The raising of additional debt funding by us, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets that would restrict our operations, and the sale of additional equity securities could result in additional dilution to our shareholders.
Our quarterly and annual operating results are difficult to predict and may fluctuate significantly from period to period in the future.
Our quarterly and annual operating results are difficult to predict and may fluctuate significantly from period to period based on consumer spending and advertising trends in North America. As a result, period-to-period comparisons of our operating results may be unreliable as an indication of our future performance.
We may be subject to, and may expend significant resources in defending against, government actions and civil suits based on the content we provide through our interactive digital media network.
Civil claims may be filed against us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information displayed on our network. If consumers find the content displayed on our network to be offensive, customers may seek to hold us responsible for any consumer claims or may terminate their relationships with us. Offensive and objectionable content and legal standards for defamation and fraud are defined in North America, but we may not be able to properly screen out unlawful content. In addition, if the security of our customer management system is breached and unauthorized images, text or audio sounds are displayed on our network, viewers or the government may find these images, text or audio sounds to be offensive, which may subject us to civil liability or government censure despite our efforts to ensure the security of our customer management system. Any such event may also damage our reputation. If our advertising viewers do not believe our content is reliable or accurate, our business model may become less appealing to viewers and our advertising clients may be less willing to place advertisements on our planned network.

We do not have any business liability, disruption or litigation insurance, and any business disruption or litigation we experience might result in our incurring substantial costs and the diversion of resources.
Insurance companies offer limited business insurance products and do not, to our knowledge, offer business liability insurance suitable to management. While business disruption insurance is available, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, except for director’s liability and fire insurance, we do not have any business liability, disruption or litigation insurance coverage for our development operations. Any business disruption or litigation may result in our incurring substantial costs and the diversion of resources.
Compliance with advertising laws and regulations may be difficult and could be costly, and failure to comply could subject us to government sanctions.
Advertising laws and regulations require advertisers, advertising operators and advertising distributors, including businesses such as ours, to ensure that the content of the advertisements they prepare or distribute are fair and accurate and are in full compliance with applicable laws. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, government may revoke a violator’s license for advertising business operations. We endeavor to comply with applicable laws, including by requesting relevant documents from advertisers. However, we cannot assure that each advertisement that an advertiser or advertising agency client provides to us and which we include in our micro- broadcast network programs is in compliance with relevant advertising laws and regulations, or that the supporting documentation and government approvals provided to us by our advertising clients in connection with certain advertising content are complete. We cannot assure that we will be able to properly review advertising content for compliance with applicable standards.

Risks Related to Regulation of Our Business and to Our Structure
We may become, or be deemed to be, a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to U.S. investors.
Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or PFIC, for 2015, we do not expect to be a PFIC for 2016, and we do not expect to become one in the future. However, there can be no assurance in this regard. If we become, or are deemed to be, a PFIC, such characterization could result in adverse U.S. federal income tax consequences to U.S. investors. For example, U.S. investors would become subject to increased tax liabilities under U.S. federal income tax laws and regulations and would become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. federal income tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then market value of our common shares, which is subject to change. We cannot assure you that we will not be a PFIC for 2016 or any future taxable year.
Fluctuations in exchange rates may have a material adverse effect on your investment.
Our reporting and functional currency is the U.S. dollar. However, a substantial portion of the expenses of our operating subsidiaries, Qeyos and Wuxi, is denominated in Canadian dollars. The value of Canadian currency against the U.S. dollar may fluctuate and is affected by, among other things, changes in the political and economic conditions in Canada. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the relative purchasing power of our working capital and our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the foreign currencies relative to the U.S. dollar will affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect any U.S. dollar-denominated investments we may make in the future. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Risks Relating to our Management
Because our president controls a large percentage of our outstanding shares, he has the ability to influence matters affecting our shareholders.

Our president and chief executive officer, Ross Tocher, beneficially owns more than 40% of our issued and outstanding common shares and all of our outstanding preferred shares which also carry voting rights. As a result, he has the ability to influence matters affecting our shareholders, including the election of our directors, the acquisition or disposition of our assets, and the future issuance of securities. Because he controls such shares, investors may find it difficult to replace our management if they disagree with the way our business is being operated.
Our business depends substantially on the continuing efforts of our senior executives, and our business may be severely disrupted if we lose their services.
Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise, financial assistance and experience of our chief executive officer, Mr. Tocher. We rely on the industry expertise, experience in our business operations and sales and marketing abilities, of our senior executives and their working relationships with our employees, other major shareholders, advertising clients, micro-broadcast network sponsors and advertisers, and relevant government authorities. If one or more of our senior executives are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. If any of our senior executives joins a competitor or forms a competing company, we may lose clients, suppliers, key professionals and staff members.
As all of our directors and officers are residents of countries other than the United States, investors may find it difficult to enforce, within the United States, any judgments obtained against our company, directors or officers.
All of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against our company, officers, and directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.
Because our directors and officers are free to devote time to other ventures, shareholders may not agree with their allocation of time.
Our executive officers and directors devote only that portion of their time to our business which, in their judgment and experience, is reasonably required for the management and operation of our business. Management may have conflicts of interest in allocating management time, services and functions among our company and any present and future ventures which are or may be organized by our officers or directors and/or their affiliates.  Management will not be required to direct us as their sole and exclusive function, and they may have other business interests and engage in other activities in addition to those relating to us.
Our board of directors may change our operating policies and strategies without prior notice to shareholders or shareholder approval and such changes could harm our business and results of operations, and the value of our common shares.
Our board of directors has the authority to modify or waive certain of our current operating policies and strategies without prior notice and without shareholder approval. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, operating results and value of our common shares. Such changes could have a material adverse effect on our financial position or otherwise.

Our Articles of Association contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our Articles of Association contain provisions with respect to the indemnification of our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by them in a civil, criminal or administrative action or proceeding to which they are made a party by reason of their being or having been a director or officer of our company.
Risks Relating to Our Common Shares
If our business is unsuccessful, our shareholders may lose their entire investment.
Although shareholders will not be bound by or be personally liable for our expenses, liabilities or obligations beyond their total original capital contributions, should we suffer a deficiency in funds with which to meet our obligations, the shareholders as a whole may lose their entire investment in our company.
Our common shares are illiquid and shareholders may be unable to sell their shares.
There is currently a limited market for our common shares and we can provide no assurance to investors that a liquid market will develop. If a market for our common shares does not develop, our shareholders may not be able to re-sell the common shares that they have purchased and they may lose all of their investment. Public announcements regarding our company, changes in government regulations, conditions in our market segment and changes in earnings estimates by analysts may cause the price of our common shares to fluctuate substantially.
Investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.
Our constating documents currently authorize the issuance of 400,000,000 common shares with a par value of $0.001 and 100,000,000 preferred shares with a par value of $0.001. If we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change in our control.
Penny stock rules will limit the ability of our shareholders to sell their common shares.
The Securities and Exchange Commission (the “SEC”) has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker- dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common shares.

The Financial Industry Regulatory Authority, or FINRA, has adopted sales practice requirements which may also limit a shareholder’s ability to buy and sell our common shares.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our shares and have an adverse effect on the market for our shares.
We do not intend to pay dividends on any investment in our common shares.
We have never paid any cash dividends and currently do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may prohibit the payment of a dividend. Because we do not intend to declare dividends, any gain on an investment in our company will need to come through an increase in our share price. This may never happen and investors may lose all of their investment in our company.
DISCLOSURE OF OUTSTANDING SHARE DATA
Our common shares are listed for trading on the Canadian Securities Exchange under the symbol “QMI” and quoted for trading on the Pink Sheets operated by OTC Markets under the symbol “QWIKF”. As of November 28, 2016, our outstanding share capital was as follows:

Class of Shares	Par Value	Number Authorized	Number Issued
Common	$0.001	400,000,000	71,128,456
Preferred Shares	$0.001	100,000,000(1)	2,027,945 Class A

(1)	25,000,000 preferred shares have been designated as Class A Preferred Shares

Stock Option Plan

As at November 28, 2016, the following stock options were outstanding:

Number Outstanding	Exercise Price	Expiry Date
600,000	$0.20	April 30, 2019
300,000	$0.20	July 31, 2020
1,000,000	$0.20	August 4, 2020
1,900,000

We have no outstanding warrants or other securities that are convertible into common shares.

ADDITIONAL INFORMATION

We file annual and other reports and other information with Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with Canadian securities regulatory authorities are available to the public on the SEDAR website at http://www.sedar.com.

APPROVAL

The Board of Directors of Qwick Media Inc. has approved the disclosure contained in this interim Management Discussion and Analysis.